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                              April 28, 2023

       Christopher P. Kalnin
       Chief Executive Officer
       BKV Corporation
       1200 17th Street, Suite 2100
       Denver, CO 80202

                                                        Re: BKV Corporation
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed April 14,
2023
                                                            File No. 333-268469

       Dear Christopher P. Kalnin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1

       Summary Reserve, Production and Operating Data
       2022 Activity, page 35

   1.                                                   Your filing states on
pages 35 and 188 that during 2022,    Revisions of previous estimates
                                                        consisted of upward
revisions to proved developed reserves and proved undeveloped reserves of 182.9 Bcfe
as a result of higher average pricing during 2022 for natural gas,
                                                        NGLs and oil.
However, on page F-50, this upward pricing revision of 182.9 Bcfe is attributed solely to
proved developed reserves. Please review and revise your filing so that all volume changes are
consistent and correlate with the reconciliations provided.
 Christopher P. Kalnin
FirstName   LastNameChristopher P. Kalnin
BKV Corporation
Comapany
April       NameBKV Corporation
       28, 2023
April 228, 2023 Page 2
Page
FirstName LastName
Our Operations
Drilling, Refrac and Restimulation Activity, page 174

2. Please expand your filing to include a description of your present activities, including the number of gross and net wells in process, as of December 31, 2022. Refer to the disclosure requirements in Item 1206 of Regulation S-K.
Summary of Our Reserve Estimates
Estimated Reserves at SEC Pricing, page 184

3. Your presentation of estimated probable and possible reserves at SEC pricing on pages
         185-186 includes multiple lines labeled as    Total estimated proved
undeveloped reserves
         (MMcfe)   , which, in fact, appear to refer to probable and possible developed and
         undeveloped reserves. Please review and revise the labels in this presentation as necessary to resolve these inconsistencies.
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
(202) 551-4727 with questions about engineering comments. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Samantha Hale Crispin